June 15, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F Street
Washington, D.C. 20549-6010
Attn: Daniel Morris, Special Counsel

Re:	Vishay Precision Group, Inc.
Amendment No. 3 to Registration Statement on Form 10 Filed June 2, 2010 File No. 001-34679

Dear Mr. Morris:

We respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission set forth in its letter dated June 11, 2010, relating to the above referenced filing of Vishay Precision Group, Inc. (“VPG”).  For your convenience, the Staff’s comments have been restated below in their entirety, with the response to each comment set forth immediately below the comment.  We have today filed with the Commission Amendment No. 4 to the Form 10, and unless otherwise specified, page numbers in the responses below correspond to page numbers in the information statement filed as Exhibit 99.1 to Amendment No. 4 to the Form 10.

Summary, page 1

1. We note your response to prior comment 2.  We reissue the comment with respect to your disclosure elsewhere in the prospectus regarding acquisitions.  For instance, we note your disclosure under 2008 activities on page 58.  We also reissue our comment with respect to our prior request that you file, as appropriate, material agreements related to the transactions.  Please file or tell us why you believe it is unnecessary.

Response:  The information statement, particularly page 58 of the information statement, has been modified in response to the Staff’s comment.  VPG has not filed the definitive agreements related to the listed acquisitions because either the acquisitions have been determined not to be material, or both (a) there are no material continuing obligations in those agreements, and (b) the acquisition occurred more than two years ago.  Specifically, had VPG been an independent company and SEC registrant on the respective dates of acquisition, neither of the two 2008 acquisitions would have given rise to an obligation to file the agreements memorializing such acquisitions as “material contracts” in accordance with Item 601(b)(10) of Reg. S-K.  As additional information, neither 2008 acquisition was “significant,” as measured using Regulation S-X 1-02(w) significance tests.  Specifically, purchase prices for Powertron and the 51% interest in Sanmar represented 4.6% and 3%, respectively, of VPG total assets as of the fiscal year-end preceding the acquisition.  The pretax earnings of Powertron and Sanmar (100% basis), measured using local generally accepted accounting principles (Germany and India, respectively) and translated into US dollars, represented 1.1% and 3.5% of VPG pretax earnings for the year preceding the acquisition.

U.S. Securities and Exchange Commission
June 15, 2010

Indebtedness, page 5

2. Please disclose the amount of the cash contribution that Vishay Intertechnology will be required to make if your net cash position is less than $58.5 million and the terms of repayment, if any.  Make appropriate changes elsewhere in the registration statement.

Response: In response to the Staff’s comment, we have added disclosure clarifying that the cash contribution which Vishay Intertechnology may be required to make to VPG can be up to a cap of $58.5 million.  Details are provided in footnote (g) to the unaudited pro forma combined and consolidated financial statements on page 54 of the information statement, and each disclosure of the cash adjustment provision now includes a cross-reference to that detailed footnote. Any contribution from Vishay Intertechnology to VPG in fulfillment of this net cash adjustment is a capital contribution and is therefore not subject to repayment.  The information statement has been revised to clarify the mechanics of this payment; please see pages 5, 10 and 164 of the information statement.

How will fractional shares be treated . . ., page 9

3. We note your response to prior comment 11.  Please include the substance of your response in this section.

Response: In response to the Staff’s comment, we have incorporated the substance of our response to prior comment 11 into the revised information statement; please see page 9 of the information statement.

We believe that the measures we take to protect. . ., page 18

4. We note your response to prior comment 17.  However, please expand your discussion of the risks presented to you by the absence of intellectual property protection in certain countries.  To the extent known, please identify these countries and discuss any risks that may be specific to them.

Response: In response to the Staff’s comment, we have expanded the disclosure in this risk factor to provide specific details concerning the basis for the risks discussed; please see page 18 of the information statement.

U.S. Securities and Exchange Commission
June 15, 2010

Conditions to the Spin-off, page 43

5. We note your revisions in response to comment 12.  Please tell us, with a view towards clarified disclosure, what the status of the approvals and consents is.

Response: As of the date of this response letter, the conditions relating to the receipt of a private letter ruling from the Internal Revenue Service and a ruling from the Israeli taxing authorities with respect to the transfer of certain Israeli companies into VPG have been satisfied.  The conditions relating to the approval of the NYSE for the listing of VPG’s common stock and the effectiveness of the Form 10 have not yet been satisfied.

We have disclosed the conditions that have already been satisfied in the discussion of spin-off conditions on pages 6 and 43 of the information statement, and we have disclosed the receipt of the private letter ruling from the Internal Revenue Service in the context of the discussion of the U.S. federal income tax ramifications of the spin-off pages 24 and 40 of the information statement.

Selected Historical Financial Data, page 46

6. We note on page 47 that you present pro forma basic and diluted earnings (loss) per share for fiscal 2009 and for the three months ended April 3, 2010 related to the spin-off transaction.  However, we note that this pro forma information does not agree to the unaudited pro forma basic and diluted earnings (loss) per share for fiscal 2009 and for the three months ended April 3, 2010 presented on pages 50 through 51.  Please revise or advise.

Response: Our prior presentation of the pro forma earnings (loss) per share data on page 47 of the information statement was denoted as “pro forma” to convey that the information is presented on the assumption that the weighted average shares shown as outstanding were outstanding.  We concur in the Staff’s position that these shares were not outstanding and that the company therefore did not technically have per share earnings.  Accordingly, on page 47 of the information statement, we have removed references to earnings (loss) per share data, and we have added footnote disclosure on page 48 of the information statement explaining why there is no earnings (loss) per share data.

7. Further to the above, we note on page 47 that you present pro forma basic and diluted earnings (loss) per share for fiscals 2008, 2007, 2006 and 2005 and for the three months ended March 28, 2009 related to the spin-off transaction.  Please tell us and revise your filing to explain why you are providing this information within your filing even though you are not providing an unaudited pro forma combined and consolidated statement of operations within your unaudited pro forma combined and consolidated financial statements that begin on page 49.  Explain how you considered the guidance in Article 11 of Regulation S-X when providing this information.  Alternatively, please revise to remove this information.

Response:  In response to the Staff’s comment, and consistent with our response to comment 6, we have removed references to earnings (loss) per share data on page 47 of the information statement.

U.S. Securities and Exchange Commission
June 15, 2010

Financial Metrics by Segment, page 57

8. Regarding your added disclosure in the last paragraph on page 57, please clarify what you mean by the statement “more pronounced” and why you believe that your profitability will be comparable or improved.

Response: The statements referenced in the Staff’s comment were developed based on the subjective analysis and beliefs of management.  Although these statements were made in good faith and on what VPG believes to be a sound basis, because of the absence of third-party information supporting these statements, VPG has decided to remove these statements from the information statement; see page 57 of the information statement.

Cost Management, page 58

9. We note your response to prior comment 13.  Please add appropriate risk factors discussing your efforts to automate, including the risks related to failure to do so.  In this regard, please also disclose the lower-labor cost countries to which you intend to relocate operations and discuss related risks.

Response: In response to the Staff’s comment, we have added disclosure of risks we face in our efforts to increase automation of our manufacturing operations, in a new paragraph in the risk factor under the caption “We attempt to improve profitability by operating in countries in which labor costs are low, but the shift of operations to these regions may entail considerable expense;” see page 23 of the information statement. We have also disclosed the lower-labor-cost countries into which we are moving some of our manufacturing operations, under “Cost Management;” see pages 58-59 of the information statement.

Research and Development, page 90

10. We note your response to comment 16 and the disclosure in last paragraph on page 90 that the research and development staff and sales force are linked.  It remains unclear whether they also share staff.  We therefore reissue our comment.

Response: The VPG research and development staff does not share staff with the sales force and vice versa. In order to eliminate any suggestion to the contrary, the information statement has been revised to eliminate the first sentence of the last paragraph on page 90 of the information statement.

Compensation Components, page 106

11. We note the last sentence on page 106 and we reissue the second part of comment 21 because it is unclear how you use the information derived from the peer group.

Response: In response to the Staff’s comment, we have added disclosure to clarify that the Committee utilized all of the data from the 47 comparable public companies as guidelines for, and to assess the reasonableness of, its compensation practices for executives; see page 106 of the information statement.

U.S. Securities and Exchange Commission
June 15, 2010

Ziv Shoshani, page 108

12. We note that the third-to-last paragraph on page 108 indicates that a 7.5% bonus is available upon achievement of specified operational objectives and reducing fixed costs and capital spending.  Please confirm that you have disclosed all performance targets related to your named executive officers.  If not, please disclose or provide appropriate analysis supporting your conclusion that disclosure is not required.  Refer to prior comment 23.

Response: In response to this comment, we have provided detail concerning the components of the individual performance objectives for bonuses payable by Vishay Intertechnology to each of our executive officers for 2009; see pages 108, 112 and 114 of the information statement.

Elements of Compensation, page 120

13. You disclose in the first paragraph in this section, in response to comment 26, that you establish base salaries within a “median range.”  Please clarify why the median has a “range” and what that range is.

Response:  In response to the Staff’s comment, we recognize that our usage of the word “median” was misplaced, and we have removed that word from each place where it does not belong. Furthermore, we have added disclosure of the ranges of base salaries of similarly situated executives of comparable public companies; see pages 122 and 123 of the information statement.

14. Please disclose the range as it applies to total compensation that you refer to in the last paragraph on page 121.

Response:  In response to this comment, we have added disclosure of the ranges of total compensation paid to similarly situated executives of comparable public companies; see the last paragraph on page 123 of the information statement.

The Separation, page 130

15. We note your response to prior comment 27.  Please continue to update you[r] disclosure regarding the status of your amended credit facility and related release.  Furthermore, to the extent that the terms upon which you arc seeking the new facility are presently known (for instance, loan amount, secured versus unsecured, etc.), please disclose this information.  Lastly, note that you are required to file all material agreements, including the revolving credit facility that you expect to enter into prior to separation.

Response: Vishay Intertechnology entered into an amendment to its credit facility on Friday, June 11, 2010, providing for the release from the security interest under such credit facility of collateral owned by VPG, effective as of the consummation of the spin-off.  The definitive agreements entered into in connection with this amended credit facility have been filed as exhibits to a current report on Form 8-K of Vishay Intertechnology, dated Monday, June 14, 2010.

The information statement has also been updated with respect to the expected timing for finalizing VPG’s own credit facility; please see page 164 of the information statement.  As disclosed therein, VPG has not yet determined the terms of the new facility that it will seek to obtain.

U.S. Securities and Exchange Commission
June 15, 2010

Exhibits

16. Please reconcile your response to the fourth bullet point of comment 32 with exhibit 10.11.

Response: The Form of Warrant Agreement filed as Exhibit 10.11 to Amendment no. 3 to the Form 10 had been revised to remove the reference to Schedule I, which was determined to be unnecessary.  Our prior comment response letter contained an erroneous reference to Schedule I.

17. It continues to appear that you have not filed all material agreements.  For instance, we note that you have not filed any employment agreements, although it appears that certain of your named executive officers may have agreed to terms.  Please advise.

Response: VPG has not entered into any employment agreements with the named executive officers identified in the Form 10.  However, Vishay Intertechnology negotiated certain employment letters and term sheets with such officers that are summarized in the Form 10.  In response to the Staff’s comment, these term sheets have been entered into and filed as Exhibits 10.27, 10.28 and 10.29 to the amended registration statement.

18. We note that you have filed several forms of agreement.  Please tell us which agreements will be executed before effectiveness and confirm that they will be filed with your registration statement.

Response: The forms of agreement currently filed represent the final versions of such agreements, and they have not been executed by the parties.  Prior to the declaration of effectiveness of the Form 10, VPG’s Amended and Restated Certificate of Incorporation and Bylaws will become effective, and VPG will enter into the “form” agreements that have been filed with the Form 10 as Exhibits 10.1, 10.2, 10.3, 10.4, 10.5.  These exhibits will be refiled as adopted or executed documents or agreements (as applicable) with a final Form 10 amendment prior to effectiveness.  The remainder of the Exhibits for which “forms” have been filed would be expected to be entered into or adopted (as applicable) immediately prior to or upon the completion of the spin-off, at which time executed versions of such agreements, with conformed signatures, will be filed on a current report on Form 8-K.

U.S. Securities and Exchange Commission
June 15, 2010

Additionally, VPG makes the following representations:
  VPG is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and
  VPG may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please call me at 484-321-5300 if you have any questions regarding this letter.

Very Truly Yours, /s/ William M. Clancy William M. Clancy Corporate Secretary and Chief Financial Officer Vishay Precision Group, Inc.